As filed with the Securities and Exchange Commission on 21 January 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2003

Cable & Wireless Public Limited Company

124 Theobalds Road
London WC1X 8RX
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Announcement

BOARD CHANGES AT CABLE & WIRELESS

Cable and Wireless plc announced today (Tuesday 21 January 2003) the first moves in the restructuring of its Board.

Rob Rowley, a Non-executive Director and Chairman of the Audit Committee has been appointed Executive Deputy Chairman working on a part-time basis. For an interim period he will take responsibility for the Group Finance Director David Prince, who continues on the Board and for the Legal Director, Dan Fitz. Rob will report directly to Richard Lapthorne, Chairman. Graham Wallace, Chief Executive, will be leaving the Company but will continue to be responsible for day-to-day operations until the search for his successor is completed. During this period Graham will also be responsible for delivering the cost reduction programmes.

Don Reed, Executive Director and Raymond Seitz, Non-executive Director are retiring from the Board on the 31 January 2003.

Two new non-executive appointments are announced. Tony Rice and Bernard Gray will join the Board with immediate effect. Tony will replace Rob Rowley as Chairman of the Audit Committee. He is Chief Executive of Tunstall Holdings Ltd. His career was spent largely with British Aerospace plc, including a period as Group Treasurer during the restructuring in the 1990s.

Bernard Gray is Chief Executive of CMP Information Limited, a division of United Business Media plc. He was formerly a member of the Financial Times Lex team and political adviser to George Robertson when he was Secretary of State for Defence.

Richard Lapthorne commented: “These appointments will be invaluable in guiding Cable & Wireless through the many changes it will need to make over the coming months and years. Rob Rowley will bring heavyweight reinforcement to a finance function which could otherwise risk becoming over-stretched. Tony Rice was an outstanding Treasurer and has accumulated telecoms experience in helping to float Orange plc and through his non-executive roles at General Cable and Telewest plc. Bernard Gray has a proven ability to ask the right questions; skills developed both as a respected FT journalist and at the MoD and has since made a substantial contribution to the restructuring of United Business Media.”

Further announcements about non-executive appointments will be made in due course.

-Ends-

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com

Contact:
Investor Relations
Samantha Ashworth	+44(0) 207 315 4460
Caroline Stewart	+44(0) 207 315 6225
Virginia Porter	(US)+1 646 735 4211

Media
Susan Cottam	Susan Cottam +44(0) 207 315 4410
Peter Eustace	Peter Eustace +44(0) 207 315 4495

21 January 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable & Wireless plc

By:	/s/ Kenneth Keith Claydon
Name:	Kenneth Keith Claydon
Title:	Company Secretary

Date: 21 January 2003